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                            November 18, 2022

       Nadir Ali
       Chief Executive Officer
       CXApp Holding Corp.
       2479 E. Bayshore Road, Suite 195
       Palo Alto, CA 94303

                                                        Re: CXApp Holding Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 20,
2022
                                                            File No. 333-267964

       Dear Nadir Ali:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed October 20, 2022

       General

   1. We note that this registration statement is in the format of a combined proxy statement and prospectus and is
substantially identical to the Registration Statement on Form S-4 filed by KINS
Technology Group, Inc. on October 19, 2022. We further note your representation that
this document is also a prospectus of CXApp because it relates to the distribution of shares
of CXApp common stock to a third-party distribution agent for the benefit of Inpixon
Stockholders in the Distribution. In this regard, we note that the disclosure in the S-4
indicates that CXApp will file an S-1 to register shares of CXApp common stock to be
distributed to Inpixon securityholders. Please tell us the basis for your use of the KINS
proxy and prospectus as a prospectus of CXApp for the distribution of CXApp common stock
to the distribution agent.
 Nadir Ali
CXApp Holding Corp.
November 18, 2022
Page 2
2. Refer to our comment letter in connection with the Registration Statement on Form S-4 filed by KINS Technology Group, Inc. on October 19, 2022. Please revise this
      Registration Statement on Form S-1 to incorporate all relevant changes made to the Form
      S-4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Joshua Shainess, Legal Branch Chief, at (202) 551-3350 with any other questions.



                                                           Sincerely,
FirstName LastNameNadir Ali
                                                           Division of
Corporation Finance
Comapany NameCXApp Holding Corp.
                                                           Office of Technology
November 18, 2022 Page 2
cc:       Blake Baron, Esq.
FirstName LastName